UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                CareCentric, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                    828654301
                                 (CUSIP Number)

         J. Nicholas Filler, Esq., Mestek, Inc., 260 North Elm Street,
                       Westfield, MA 01085 (413) 564-5514
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 1, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 828654301                                                  Page 2 of 5


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1  Name of Reporting Person:  John E. Reed
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2  Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [X]
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3  SEC Use Only
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4  Source of Funds
                                          OO
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5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)                                           [ ]
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6  Citizenship or Place of Organization
                                          United States
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7  Sole Voting Power
                                          5,685,384 (1)
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8  Shared Voting Power
                                          1,050,873 (2)
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9  Sole Dispositive Power
                                          5,685,384 (1)
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10  Shared Dispositive Power
                                          1,050,873 (2)
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11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                          5,616,257 (4)
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]
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13  Percent of Class Represented by Amount in Row (11)
                                          60.9% percent  (3)
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14  Type of Reporting Person
                                          IN
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    SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,163 shares of common stock. Includes 1,000,000 shares issuable upon conversion of Series D Preferred Stock, 3,555,555 shares issuable upon conversion of outstanding indebtedness under that certain Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002, and 1,120,000 voting rights of 5,600,000 shares of Series B Preferred Stock issued to Mestek, Inc. which has transferred voting rights to those matters upon which all shareholders vote to Mr. Reed, pursuant to an agreement dated March 29, 2002. If the Series B Preferred Stock is converted, the voting agreement does not provide for transfer of the voting rights of the Common Stock, received in conversion, to Mr. Reed. Includes 1,666 options to purchase stock held by Mr. Reed.

(2) Excludes 2,267 shares of common stock which are held by Mr. Reed=s wife and 3,267 shares of common stock which are held by a family trust for which he is not trustee, to which he disclaims ownership. Includes 490,533 shares of common stock which are held by Mr. Reed as trustee for various family trusts, but for which he is not the beneficiary. Includes 89,458 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which Mr. Reed is the trustee and of which he and a family trust are the beneficiaries. Includes 470,882 shares of common stock held by trusts for the benefit of Mr. Reed. Does not include 400,000 shares issuable upon exercise of a Warrant issued to Mestek, Inc. (AMestek@) in exchange for a prior Warrant on July 1, 2002, 490,396 shares issuable upon exercise of a Warrant issued to Mestek in exchange for a Warrant on July 1, 2002, or 4,000,000 shares issuable upon conversion of outstanding indebtedness under that certain Secured Convertible Credit Facility and Security Agreement dated July 1, 2002 between CareCentric, Inc. (the ACompany@) and Mestek. Mr. Reed expressly disclaims beneficial ownership of all shares of common stock underlying the Mestek Warrants and the Mestek convertible indebtedness. Certain options held by Mestek referred to in this footnote in prior Schedule 13Ds as amended, have been cancelled.


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CUSIP No. 828654301                                                  Page 3 of 5


(3) Calculated as percentage of currently issued Common Stock plus Mr. Reed's aggregate amount beneficially owned, excluding voting power of Series B Preferred, if all derivative securities are exercised or converted.

(4) Excludes voting rights of Series B Preferred Stock transferred by Mestek to Mr. Reed.

         John E. Reed (Mr. Reed) hereby amends and supplements his Schedule 13D as filed on March 17, 2000, and as amended by Amendment No. 1 filed on April 18, 2000, Amendment No. 2 filed on June 26, 2000 and Amendment No. 3 filed on December 31, 2001 (as amended, the Schedule 13D), with respect to the Common Stock, par value $.001 per share (the Common Stock), of CareCentric, Inc., a Delaware corporation (the Company), formerly known as Simione Central Holdings, Inc.

Item 2.  Identity and Background
-------  -----------------------
         Item 2 of the Schedule 13D is hereby by amended and restated in its entirety as follows:

         This statement is being filed by John E. Reed, an individual whose business address is 260 North Elm Street, Westfield, Massachusetts 01085. Mr. Reed is presently employed as the Chairman and Chief Executive Officer of Mestek, Inc. ("Mestek"). Mestek's principal business is the manufacture of heating, ventilating and air conditioning products, and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts 01085. During the last five years, Mr. Reed has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws. Mr. Reed is an American citizen.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------
         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         Pursuant to an Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002 (the AAmended Credit Facility@), Mr. Reed has extended loans to the Company in the principal amount of $3,555,555 (the AAmended Indebtedness@). The Amended Indebtedness is currently convertible into Common Stock at a conversion price of $1.00 per share. As a result, 3,555,555 shares of Common Stock are currently issuable to Mr. Reed under the Amended Credit Facility. In addition to refinancing existing debt, additional advances under the Amended Credit Facility are from personal funds of Mr. Reed.

         The Amended Credit Facility contemplates the capitalization of 24 months of interest such that as of June 30, 2004, the outstanding principal balance will restate to $4,000,000 and accordingly, at that time 4,000,000 shares of Common Stock would be then issuable to Mr. Reed under the Amended Credit Facility if no conversions have taken place prior thereto.

Item 4.  Purpose of Transaction
-------  ----------------------
         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:



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CUSIP No. 828654301                                                  Page 4 of 5


         Pursuant to the Amended Credit Facility, Mr. Reed has refinanced the Credit Facility and extended loans to the Company in the new principal amount of $3,555,555 (the Amended Indebtedness). The Amended Indebtedness is currently convertible into Common Stock at a conversion price of $1.00 per share. As a result, 3,555,555 shares of Common Stock would be currently issuable to Mr. Reed under the Amended Credit Facility.

         Contemporaneous with this transaction Mestek, Inc. refinanced existing indebtedness and restructured certain other derivative investments including warrants, options and Series C Preferred Stock with CareCentric, Inc. by the issuance of a $4,000,000 Secured Convertible Credit Facility evidenced by a Secured Convertible Credit Facility and Security Agreement dated as of July 1, 2002 (the "Mestek Credit Facility"). Among other things, the Mestek Credit Facility resulted in the termination of that certain Participation Agreement dated December 31, 2001 by and among Mr. Reed, Mestek and the Company. Accordingly, the $1,000,000 loan to the Company by Mestek pursuant to that Participation Agreement has been refinanced within the Mestek Credit Facility. The Participation Agreement has no further effect.

         In partial consideration of the Amended Credit Facility the Company submitted to its shareholders a resolution whereby the designations of Series D Preferred Stock, (of which all issued and outstanding stock is currently held by Mr. Reed), such that, upon the filing of a certificate of designations, rights and preferences with the Delaware Secretary of State, each share of Series D Preferred Stock is convertible into 2.51 shares of Common Stock, subject to adjustment pursuant to an anti-dilution mechanism. This mechanism would, with certain exceptions, lower the conversion price in the event of any subsequent issuance by the Company of Common Stock or options to purchase Common Stock at a per share price of less than $1.00. The mechanism also provides for adjustments for stock splits, stock dividends, or share reclassifications.

         The Amended Credit Facility continues to provide Mr. Reed with registration rights for any shares to be issued to Mr. Reed upon conversion of indebtedness, whereby the Company will, upon written request of Mr. Reed and no earlier than six months following execution of the Amended Credit Facility, effect up to three registrations of Common Stock received by Mr. Reed upon any conversion of indebtedness pursuant to the Amended Credit Facility. Pursuant to the Amended Credit Facility, the Company agrees to use its best efforts to utilize shelf registration under Rule 415 of the Securities Act. Similarly, if the Company effects registration on its own accord for any of its equity securities, Mr. Reed will have the right to request registration of additional shares, subject to certain senior registration rights, referenced in the Amended Credit Facility. The Company's obligation to register the Common Stock ceases if Mr. Reed is entitled to sell the shares pursuant to Rule 144(k) of the Securities Act.

         Other than as described in this Item 4, Mr. Reed does not have any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association,
(8) a class of equities securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

CUSIP No. 828654301                                                  Page 5 of 5


         Notwithstanding the foregoing, Mr. Reed reserves the right to purchase additional securities of the Company, and dispose of all or a portion of his holdings of securities of the Company, or change his intentions with respect to any of the matters referred to in this Item 4.


Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------
         Item 5(c) is amended to read as follows:

         (c) See Items 3 and 4. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 within the last sixty days


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------    ----------------------------------------------------------------------

         Item 6 is supplemented as follows:

         All contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mr. Reed and any other person are described in Item 4 above, which is incorporated herein by reference, and the Stock Purchase Agreement which has been previously attached as Exhibit 99.1 and which is incorporated herein by reference, and the Amended Credit Facility which is attached hereto as Exhibit 99.3 and which is incorporated herein by reference, and in the Voting Agreement with Mestek, Inc. which is attached hereto as Exhibit 99.4 and which is incorporated herein by reference.


Item 7.    Material to be Filed as Exhibits
-------    --------------------------------
           In addition to Exhibits previously filed, the following Exhibits to this Amendment No. 4 of Schedule 13D are:


EX-99.3 Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002, between John E. Reed and CareCentric, Inc. is attached hereto as Exhibit 99.3.

EX-99.4 Voting Agreement between John E. Reed and Mestek, Inc. dated as March 29, 2002 as attached hereto as Exhibit 99.4.


Signatures.
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After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/ JOHN E. REED                                     July 1, 2002
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    John E. Reed                                     Date